EXHIBIT 21

LIST OF SUBSIDIARIES

1.	ERF Enterprise Network Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

2.	ERF Wireless Bundled Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

3.	ERF Wireless Messaging Services, Inc., a Texas corporation, 100% owned by ERF Wireless, Inc.

4.	Energy Broadband, Inc., a Nevada corporation, 100% owned by ERF Wireless, Inc.